FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 7, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 7, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


2 July 2003        Abacus (GSK) Trustees Limited, as trustee of the
                   GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 4,382 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                   Share Option Plan 1991.


The Company was advised of these transactions on 3 July 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

3 July 2003

              GlaxoSmithKline plc Non-Executive Directors' details

The following details for Mr Lawrence Culp and Mr Crispin Davis are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on their appointment to the Board of GlaxoSmithKline plc with effect from 1st July 2003.

Mr Culp - Non-Executive Director

Mr Culp was appointed a director of Danaher Corporation, a company incorporated under the laws of Delaware in the USA, in May 2001. Danaher Corporation's stock is listed on the New York Stock Exchange. He has not previously been a director of a company incorporated within the UK.

Mr Culp does not hold or have any notifiable interests in any GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.

Mr Davis - Non-Executive Director

The following table shows Mr Davis' current and past directorships of publicly quoted companies during the past five years.

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                      Company                          Country of incorporation


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Current directorships
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Reed Elsevier plc                                               England & Wales
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Reed Elsevier NV                                                    Netherlands
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Past directorships
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Aegis Group plc                                                 England & Wales
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Mr Davis has an interest in 5,167 Ordinary Shares in GlaxoSmithKline plc of which 3,008 shares are registered in his name and 2,159 shares in the name of his wife, Mrs Jean Anne Davis. These shares were acquired prior to Mr Davis being appointed to the Board of GlaxoSmithKline plc.


Paragraph 6.F.2 (b) to (g) Financial Services Authority's Listing Rules

Neither Messrs Culp nor Davis has any details to disclose in respect of paragraph 6.F.2(b) to (g) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
3rd July 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


3 July 2003                 Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 6,144 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 4 July 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

4 July 2003

                               Directors Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.05 per Ordinary Share on 3 July 2003 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe   Acquisition of 2 Ordinary Shares
                under the Dividend Reinvestment element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 7 July 2003.



S M Bicknell
Company Secretary

7 July 2003